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<FILENAME>aker_sc13g.txt

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. )*


                             Akers Biosciences, Inc.
                                (Name of Issuer)

                        Class A Common Stock, no par value
                          (Title of Class of Securities)

                                   00973E102
                                 (CUSIP Number)

                                December 31, 2017
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 Pages

CUSIP No.00973E102                  13G                  Page 2 of 8 Pages
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     (1)    NAME OF REPORTING PERSON

            Hudson Bay Capital Management LP

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     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)  [ ]
                                                               (b)  [ ]
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     (3)    SEC USE ONLY
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     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
NUMBER OF      (5)   SOLE VOTING POWER
                     0
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)   SHARED VOTING POWER
4,216,831 shares of Common Stock (including 3,789,969 shares of Common Stock issuable upon exercise of warrants and/or conversion of shares of convertible preferred stock)* (see Item 4)
OWNED BY       --------------------------------------------------------------

EACH           (7)   SOLE DISPOSITIVE POWER
                     0
REPORTING      --------------------------------------------------------------

PERSON WITH:   (8)   SHARED DISPOSITIVE POWER
4,216,831 shares of Common Stock (including 3,789,969 shares of Common Stock issuable upon exercise of warrants and/or conversion of shares of convertible preferred stock)* (see Item 4)

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     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,216,831 shares of Common Stock (including 3,789,969 shares of Common Stock issuable upon exercise of warrants and/or conversion of shares of convertible preferred stock)* (see Item 4)
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     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                          [ ]
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     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            9.99% (see Item 4)
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     (12)   TYPE OF REPORTING PERSON
            PN
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* As more fully described in Item 4, these shares of Common Stock are issuable upon exercise of warrants and/or conversion of convertible notes that are each subject to a 4.99% or 9.99% beneficial ownership blocker and the percentage set forth on row (11) and the number of shares of Class A Common Stock set forth on rows (6), (8) and (9) give effect to such blockers.

CUSIP No.00973E102                  13G                 Page 3 of 8 Pages
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     (1)    NAME OF REPORTING PERSON

            Sander Gerber
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)  [ ]
                                                               (b)  [ ]
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     (3)    SEC USE ONLY
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     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
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NUMBER OF      (5)   SOLE VOTING POWER
                     0
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)   SHARED VOTING POWER
4,216,831 shares of Common Stock (including 3,789,969 shares of Common Stock issuable upon exercise of warrants and/or conversion of shares of convertible preferred stock)* (see Item 4)
OWNED BY       --------------------------------------------------------------

EACH           (7)   SOLE DISPOSITIVE POWER
                     0
REPORTING      --------------------------------------------------------------

PERSON WITH:   (8)   SHARED DISPOSITIVE POWER
4,216,831 shares of Common Stock (including 3,789,969 shares of Common Stock issuable upon exercise of warrants and/or conversion of shares of convertible preferred stock)* (see Item 4)
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     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
4,216,831 shares of Common Stock (including 3,789,969 shares of Common Stock issuable upon exercise of warrants and/or conversion of shares of convertible preferred stock)* (see Item 4)
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                          [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            9.99% (see Item 4)
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON
            IN
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* As more fully described in Item 4, these shares of Common Stock are issuable upon exercise of warrants and/or conversion of convertible notes that are each subject to a 4.99% or 9.99% beneficial ownership blocker and the percentage set forth on row (11) and the number of shares of Common Stock set forth on rows (6), (8) and (9) give effect to such blockers.

CUSIP No.00973E102                  13G                 Page 4 of 8 Pages
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Item 1.

(a)   Name of Issuer

           Akers Biosciences, Inc., a New Jersey corporation (the "Company").

(b)   Address of Issuer's Principal Executive Offices

           	201 Grove Road,
		Thorofare, New Jersey 08086


Item 2(a).  Name of Person Filing

 This statement is filed by Hudson Bay Capital Management LP (the "Investment Manager") and Mr. Sander Gerber ("Mr. Gerber"), who are collectively referred to herein as "Reporting Persons."

Item 2(b).  Address of Principal Business Office or, if none, Residence

      The address of the principal business office of each of the Reporting Persons is:

      777 Third Avenue, 30th Floor
      New York, NY 10017

Item 2(c).  Citizenship

      The Investment Manager is a Delaware limited partnership. Mr. Gerber is a United States citizen.

Item 2(d)   Title of Class of Securities

      	Common Stock, no par value (the "Common Stock").


Item 2(e)   CUSIP Number

      	00973E102
CUSIP No.00973E102                  13G                   Page 5 of 8 Pages
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Item 3. If this statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ]   Broker or dealer registered under Section 15 of the Act (15 U.S.C.
          78o).

(b) [ ]   Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [X]   An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

(g) [X] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940
(15 U.S.C. 80a-3);

(j) [ ]   A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k) [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.     Ownership

	The information required by Items 4(a) - (c) is set forth in Rows (5) -
(11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Based on (i) 9,920,552 shares of Common Stock outstanding as of November 10, 2017, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017 filed with the Securities and Exchange Commission on November 14, 2017, (ii) the issuance by the Company of 21,500,00 shares of Common Stock on December 21, 2017, as reported in the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 26, 2017 and (iii) the issuance of 7,000,000 shares of Common Stock upon conversion of shares of convertible preferred stock held by Hudson Bay Master Fund Ltd., there are 38,420,552 shares of Common Stock outstanding. The percentage set forth on Row (11) and the number of shares of Common Stock set forth on rows (6), (8) and (9) of the cover page for each Reporting Person are based on the Company's total number of outstanding shares of Common Stock and assume the exercise of warrants a nd/or conversion of shares of convertible preferred stock held by Hudson
Bay Master Fund Ltd. (the "Securities"), subject to the Blockers (as defined below).

Pursuant to the terms of certain warrants held by Hudson Bay Master Fund Ltd., the Reporting Persons cannot exercise such rights if the Reporting Persons would beneficially own, after such exercise, more than 4.99% of the outstanding shares of Common Stock (the "4.99% Blocker"). Pursuant to the terms of certain other warrants and shares of convertible preferred stock held by Hudson Bay Master Fund Ltd., the Reporting Persons cannot exercise such warrants or convert such shares of convertible preferred stock if the Reporting Persons would beneficially own, after such exercise or conversion, more than 9.99% of the outstanding shares of Common Stock (the "9.99% Blocker" and together with the 4.99% Blocker, the "Blockers"). The percentage set forth on Row (11) and the number of shares of Common Stock set forth on rows
(6), (8) and (9) of the cover page for each Reporting Person give effect to the Blockers. Consequently, at this time, the Reporting Persons are not able to exercise or convert all of the Securities due to the Blockers.

The Investment Manager, which serves as the investment manager to Hudson Bay Master Fund Ltd., in whose name the securities reported herein are held, may be deemed to be the beneficial owner of all shares of Common Stock held by Hudson Bay Master Fund Ltd. and all shares of Common Stock, subject to the Blockers, underlying the Securities held by Hudson Bay
Master Fund Ltd. Mr. Gerber serves as the managing member of Hudson Bay Capital GP LLC, which is the general partner of the Investment Manager.
Mr. Gerber disclaims beneficial ownership of these securities.

Item 5.     Ownership of Five Percent or Less of a Class

      Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person

      See Item 4.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

      Not applicable.

Item 8.     Identification and Classification of Members of the Group

      Not applicable.

Item 9.     Notice of Dissolution of Group

      Not applicable.



CUSIP No.00973E102                  13G                   Page 6 of 8 Pages
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Item 10.    Certification

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.00973E102                   13G                  Page 7 of 8 Pages
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SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: February 1, 2018


HUDSON BAY CAPITAL MANAGEMENT LP

By: /s/ Sander Gerber
Name:	Sander Gerber
Title: Authorized Signatory



/s/ Sander Gerber
SANDER GERBER


CUSIP No. 00973E102                  13G                  Page 8 of 8 Pages
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EXHIBIT I

                             JOINT FILING AGREEMENT

	The undersigned acknowledge and agree that the foregoing statement on
Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: February 1, 2018

HUDSON BAY CAPITAL MANAGEMENT, L.P.

By: /s/ Sander Gerber
Name:	Sander Gerber
Title: Authorized Signatory


/s/ Sander Gerber
SANDER GERBER
DOC ID - 25645925.1




DOC ID - 25645925.1